

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Via E-mail
Mr. Stephen P. Grimes
President and Chief Executive Officer
Retail Properties of America, Inc.
2021 Spring Road, Suite 200
Oak Brook, Illinois 60523

> **Re:** **Retail Properties of America, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 18, 2015**
> **File No. 001-35481**

Dear Mr. Grimes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Funds From Operations, pages 30 – 31

1.    In arriving at Funds from operations, you start with Net income attributable to common shareholders.   As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity shareholders. In future periodic filings please re-title "Funds from operations" to the more appropriate "Funds from operations attributable to common shareholders".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or me at 202-551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant